

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Via E-mail
Michael F. Finn
Senior Vice President, General Counsel and Corporate Secretary
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, Pennsylvania 19103

> **Re: Axalta Coating Systems Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 23, 2015**
> **File No. 333-202812**

Dear Mr. Finn:

We have reviewed your amended registration statement and have the following comment.

General

1.   We note that you have filed a form of underwriting agreement as Exhibit 1.1 to your registration statement and that Exhibit 1.1 makes references to, but does not include as Exhibit A, the form of lock-up agreement. Please refile Exhibit 1.1 to include the form of lock-up agreement as an exhibit thereto.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Patrick H. Shannon (*via e-mail*)
Latham & Watkins LLP